UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Canoo Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13803R 102

(CUSIP Number)

DD GLOBAL HOLDINGS LIMITED

P.O. BOX 31119 GRAND PAVILION

HIBISCUS WAY, 802 WEST BAY ROAD

GRAND CAYMAN, KY1-1205

CAYMAN ISLANDS

TELEPHONE: +85225281880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons DD Global Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 62,299,069 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 62,299,069 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,299,069 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 26.2% (3)
14.	Type of Reporting Person (see instructions) CO

(1)	This Amendment No. 3 to Schedule 13D is filed by DD Global Holdings Limited (“DD Global”), Champ Key Limited (“Champ Key”), DE Capital Limited (“DE Capital”) and Pak Tam Li (“Mr. Li”) (DD Global, Champ Key, DE Capital and Mr. Li are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are owned by DD Global. The number of shares included in the table above does not reflect the disposition of any shares that would be transferred upon the exercise of an option held by AFV Partners LLC. DD Global is wholly owned by Champ Key. Champ Key is wholly owned by DE Capital. DE Capital is wholly owned by Mr. Li. Mr. Li may be deemed to hold sole voting and dispositive power with respect to the shares held indirectly by Champ Key and DE Capital, and held of record by DD Global.

(3)	This percentage set forth on the cover sheets is calculated based on 237,491,189 shares of the Issuer’s Common Stock outstanding as of August 6, 2021, and does not reflect the disposition of any shares that would be transferred upon the exercise of the exercise of an option held by AFV Partners LLC.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons Champ Key Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 79,488,279 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 79,488,279 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,488,279 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 33.5% (3)
14.	Type of Reporting Person (see instructions) CO

(1)	This Amendment No. 3 to Schedule 13D is filed by the Reporting Persons.

(2)	The shares are owned as follows: (i) 62,299,069 by DD Global and (ii) 17,189,210 by Champ Key. The number of shares included in the table above does not reflect the disposition of any shares that would be transferred upon the exercise of an option held by AFV Partners LLC. Champ Key is wholly owned by DE Capital. DE Capital is wholly owned by Mr. Li. Mr. Li may be deemed to hold sole voting and dispositive power with respect to the shares held indirectly by DE Capital, and held of record by Champ Key.

(3)	This percentage set forth on the cover sheets is calculated based on 237,491,189 shares of the Issuer’s Common Stock outstanding as of August 6, 2021, and does not reflect the disposition of any shares that would be transferred upon the exercise of the exercise of an option held by AFV Partners LLC.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons DE Capital Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 79,488,279 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 79,488,279 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,488,279 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 33.5% (3)
14.	Type of Reporting Person (see instructions) CO

(1)	This Amendment No. 3 to Schedule 13D is filed by the Reporting Persons.

(2)	The shares are owned as follows: (i) 62,299,069 by DD Global and (ii) 17,189,210 by Champ Key. The number of shares included in the table above does not reflect the disposition of any shares that would be transferred upon the exercise of an option held by AFV Partners LLC. DD Global is wholly owned by Champ Key. Champ Key is wholly owned by DE Capital. DE Capital is wholly owned by Mr. Li. Mr. Li may be deemed to hold sole voting and dispositive power with respect to the shares held indirectly by DE Capital, and held of record by DD Global and Champ Key.

(3)	This percentage set forth on the cover sheets is calculated based on 237,491,189 shares of the Issuer’s Common Stock outstanding as of August 6, 2021, and does not reflect the disposition of any shares that would be transferred upon the exercise of the exercise of an option held by AFV Partners LLC.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons Pak Tam Li
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 79,488,279 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 79,488,279 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,488,279 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 33.5% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 3 to Schedule 13D is filed by the Reporting Persons.

(2)	The shares are owned as follows: (i) 62,299,069 by DD Global and (ii) 17,189,210 by Champ Key. DD Global is wholly owned by Champ Key. The number of shares included in the table above does not reflect the disposition of any shares that would be transferred upon the exercise of an option held by AFV Partners LLC. Champ Key is wholly owned by DE Capital. DE Capital is wholly owned by Mr. Li. Mr. Li may be deemed to hold sole voting and dispositive power with respect to the shares held indirectly by DE Capital, and held of record by DD Global and Champ Key.

(3)	This percentage set forth on the cover sheets is calculated based on 237,491,189 shares of the Issuer’s Common Stock outstanding as of August 6, 2021, and does not reflect the disposition of any shares that would be transferred upon the exercise of the exercise of an option held by AFV Partners LLC.

Explanatory Note

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2020, as amended and supplemented by (i) Amendment No. 1 filed with the Commission on May 21, 2021 and (ii) Amendment No. 2 filed on September 23, 2021 (the “Statement”), is hereby further amended and supplemented by this Amendment No. 3 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by adding the following:

The information furnished in the last paragraph of Item 6 of this Amendment is incorporated into this Item 4 by reference.  AFV Partners SPV-7 LLC, a Delaware limited liability company and an affiliate of AFV Partners (“AFV-7”) has agreed, subject to certain customary closing conditions, to acquire shares of the Issuer’s Common Stock beneficially owned by DD Global pursuant to the transaction described under Item 6 of this Amendment for investment purposes.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by adding the following:

On October 6, 2021, DD Global entered into a stock purchase agreement with AFV-7 (the “Purchase Agreement”), pursuant to which AFV-7 agreed to purchase 53.6 million shares of the Issuer’s Common Stock beneficially owned by DD Global for a purchase price of approximately $6.53 per share, subject to certain customary closing conditions.

AFV Partners’ option to purchase 2.4 million shares at a price of $5.83 per share pursuant to the previously disclosed Option Agreement, dated May 18, 2021, between AFV Partners and DD Global will not be exercised in connection with the transactions contemplated in the Purchase Agreement, and the Option Agreement will remain in place.

The approximately 25.9 million shares that will be retained by DD Global and Champ Key (which number does not include earnout shares that may be issued to DD Global and Champ Key) and that will not be purchased by AFV-7 are subject to certain transfer restrictions under a lockup and right of first refusal agreement dated October 6, 2021 (the “Lockup Agreement”) until the earlier of (i) the completion of an equity offering by the Issuer and (ii) the six-month anniversary of the date of the Lockup Agreement, subject to waiver by the Board of Directors of the Issuer and customary exemptions. During the lockup period, AFV-7 will have a right of first refusal to purchase the shares retained by DD Global at the same price and subject to the same terms and conditions pursuant to a bona fide offer to purchase by third parties. The exercise of the right of first refusal would not require approval of the Board of Directors of the Issuer.

The parties anticipate that upon consummation of the proposed transaction contemplated by the Purchase Agreement (if and when it is consummated), DD Global and Champ Key will satisfy all of the ownership limitations set forth under that certain National Security Agreement, dated December 18, 2020, by and among the Issuer, DD Global and on behalf of the CFIUS, the U.S. Departments of Defense, Justice, and the Treasury as the CFIUS Monitoring Agencies, which requires DD Global and Champ Key to reduce its ownership in the Issuer or transfer all shares of the Issuer’s Common Stock beneficially owned by it to a voting trust, if DD Global and Champ Key owns Issuer shares in excess of certain levels as of certain future dates.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented to add the following exhibit:

A.	Agreement regarding filing of joint Schedule 13D, dated October 6, 2021
B.	Stock Purchase Agreement by and between AFV Partners SPV-7 LLC and DD Global Holdings Limited, dated October 6, 2021
C.	Lock-Up and Right of First Refusal Agreement by and between DD Global Holdings Limited, Champ Key Limited and AFV Partners SPV-7 LLC, dated October 6, 2021

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2021

DD Global Holdings Limited

By:	Pak Tam Li, by /s/ Michael Fielkow, Attorney-in-Fact
Pak Tam Li, Director

Champ Key Limited

By:	Pak Tam Li, by /s/ Michael Fielkow, Attorney-in-Fact
Pak Tam Li, Director

DE Capital Limited

By:	Pak Tam Li, by /s/ Michael Fielkow, Attorney-in-Fact
Pak Tam Li, Director

Pak Tam Li, by /s/ Michael Fielkow, Attorney-in-Fact
Pak Tam Li

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)